Exhibit 99.1

For Immediate Release

RRSAT CEO AVI COHEN TO PARTICIPATE IN
EUROCONSULT 1ST SYMPOSIUM ON PROSPECTS FOR TV
DISTRIBUTION

Leading Service Providers’ Panel to Focus on Key Trends and Investments
Needed to Meet Broadcasters’ Needs in Future

Airport City Business Park, Israel – August 29, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today that Avi Cohen, RRsat CEO, will participate in a panel  on Prospects for Content Management and Transmission Services at the World Satellite Business Week to be held in Paris on September 11, 2013. More than 600 representatives of global satellite communications and information businesses attend the annual meeting

The panel is part of the Symposium on Prospects for TV Distribution, a sub-event dedicated to the future of global TV distribution and the role of satellite networks, which is being held for the first time this year. It provides a forum for top service provider executives to share views on key trends in the market and on investments needed to address broadcasters’ future needs. Topics covered will include the optimization of content delivery and the future role of satellite in the TV environment.

“The variety of video delivery platforms, formats and models for monetizing content has increased rapidly in recent years and content management has become an essential element of the video workflow,” said Mr. Cohen. “Media and entertainment companies are increasingly turning to broadcast service companies to oversee highly complex content management and content preparation for multi-screen operations. This change presents media broadcasting service providers with an outstanding opportunity to provide value-added content preparation, playout and other content management services, but also means that companies must be up to the task of bridging the worlds of broadcast and multi-screen operations.”

“RRsat possess the capabilities, knowledge and skill set that allow us to succeed in the multi-platform world and to provide the sophisticated services media companies need,” Mr. Cohen continued. “At the Symposium on Prospects for TV Distribution we will discuss how the industry can gear up to succeed in the evolving content distribution ecosystem.”

For more information on this panel, please visit the World Satellite Business Week (WSBW) program at: http://www.satellite-business.com/

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com